Exhibit 9.1

Consent of Independent Auditor

We hereby consent to the inclusion in the Offering Circular, which constitutes a part of this Offering Statement on Form 1-A of Chino Commercial Bancorp, of our report dated March 8, 2017 with respect to our audit of the consolidated financial statements of Chino Commercial Bancorp and Subsidiary as of and for the years ended December 31, 2016 and 2015, which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the use of our name and the statements with respect to us, as appearing under the heading “Experts” in the Offering Circular that constitutes a part of this Offering Statement on Form 1-A.

/s/ Vavrinek, Trine, Day & Co., LLP

Rancho Cucamonga, California

June 6, 2017